THE MAINSTAY FUNDS

MAINSTAY FUNDS TRUST

51 MADISON AVENUE

NEW YORK, NEW YORK 10010

VIA EDGAR CORRESPONDENCE

February 14, 2022

Mr. Mark Cowan

Division of Investment Management, Disclosure Review Office

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:        Response to Comments on the Registration Statements (the “Registration Statements”) for MainStay Funds Trust (SEC File Nos. 333-160918 and 811-22321) and The MainStay Funds (SEC File Nos. 033-02610 and 811-04550) (collectively, the “Registrants”) relating to MainStay WMC Enduring Capital Fund, MainStay WMC Growth Fund, MainStay WMC Small Companies Fund, MainStay WMC Value Fund, MainStay WMC International Research Equity Fund and MainStay Balanced Fund (each a “Fund” and collectively, the “Funds”)

Dear Mr. Cowan:

This letter responds to comments provided by you on February 2, 2022 with respect to the Registration Statements. The Registration Statements were filed with the Securities and Exchange Commission on January 10, 2022 and relate to the Funds. On behalf of the Registrants, your comments and our responses thereto are provided below along with the corresponding updates to the Registration Statements included herein.

All defined terms in this letter have the same meaning as in the Registration Statements, except as otherwise defined herein.

Prospectus Comments – Summary Prospectus

COMMENTS APPLICABLE TO More than One Fund

Comment 1:   In the paragraph preceding the Fees and Expenses table, delete information relating to the sales charge discount amounts for other Funds. Alternatively, modify the disclosure so that it includes the Fund and other certain Funds that would count within the $50,000 criterion for the discount.

Response:   We have made the requested edit.

Comment 2:   Delete the footnote to the Fees and Expenses table indicating that Other Expenses are based on estimated amounts for the current fiscal year. If expenses are being restated per Item 3 Instruction 3(d) of Form N-1A, please revise footnote accordingly.

Response:   We have made the requested edit.

Comment 3:   In the section entitled “Fees and Expenses of the Fund”, please add additional disclosure to more clearly describe the terms of the transfer agency fee waiver/expense reimbursement.

Response:   We have made the requested edit.

Comment 4:   Delete the word “Generally” from the following sentence:

Generally, an issuer of a security is considered to be a U.S. or foreign issuer based on the issuer’s “country of risk,” as determined by a third-party service provider such as Bloomberg.

Response:   We have made the requested edit.

Comment 5:   In the “Principal Investment Strategies” section, delete language regarding the subadvisor’s discretion to determine which countries are “emerging markets” countries. This should follow a third-party service provider’s classification or an index representative of emerging markets unless there are specific circumstances when a Fund would not follow a classification (and those circumstances should be specified).

Response:   We have made the requested edit.

Comment 6:   If a Fund will or has engaged in active/frequent trading resulting from the repositioning, please add corresponding principal strategy and risk disclosure in Item 4 and Item 9, including any tax consequences to new and existing shareholders as result of such portfolio turnover.  Please also make sure item 16(e) also discusses the effect of portfolio turnover resulting from the repositioning.

Response:   We have made the requested edit.

Comment 7:   Revise the first paragraph in the “Past Performance” section to be more consistent with Item 4(b)(2)(i) of Form N-1A.

Response:   We have made the requested edit.

Comment 8:   Please move the description of the primary index in the “Past Performance” section from the narrative to a footnote in the Average Annual Total Returns table.

Response:   We have made the requested edit.

Comment 9:   In the “Past Performance” section, state that performance was not adjusted for each Fund’s fees and expenses, if true, but Class A’s performance was adjusted for the applicable sales load of each Fund.

Response:   Historical performance was not adjusted to reflect any changes in fees and expenses that took place effective March 5, 2021. Class A sales charge amounts did not change on March 5, 2021.

Comment 10:   Include disclosure required by Item 4(b), Instruction 2(b) of Form N-1A that explains why the additional index is being shown (e.g., by stating that the information shows how a Fund’s performance compares with the returns of an index of funds with similar investment objectives).

Response:   We have made the requested edit.

MainStay WMC Enduring Capital Fund

Comment 1:   In the “Principal Investment Strategies” section, why does the Fund reference both the Standard & Poor’s 500® Index and the Russell 3000® Index? The Russell 3000® Index appears to include the capitalization range of the S&P 500® Index.

Response:   The Fund references both the Standard & Poor’s 500® Index and the Russell 3000® Index because these indices are the Fund’s primary and secondary benchmark. The Russell 3000® Index does include the capitalization range of the S&P 500® Index at this time, there is no guarantee this this will remain true in the future.

Comment 2:   Please confirm whether investments in depositary receipts are part of the Fund’s principal investment strategies. If so, please reflect in the principal investment strategies section and add a corresponding principal risk factor.

Response:   The Fund does not invest in depositary receipts as part of its principal investment strategy.

Comment 3:   Please explain the following attributes in plain English and how the Subadvisor evaluates these attributes.

When purchasing stocks for the Fund, the Subadvisor looks for companies typically having some or all of the following attributes: resilient businesses, strong cash flow reinvestment and growth opportunities, owner-minded management teams who are skilled capital allocators, and stocks trading at reasonable valuations.

Response:   We have made the requested edit.

Comment 4:   Please include a separate risk factor for investing in securities of emerging market country issuers. See ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response:   We have made the requested edit.

MainStay WMC Growth Fund

Comment 1:    Explain why there are fee waivers/reimbursements amounts shown for some of the other classes when the contractual expense cap appears to only be for Class I and Class R6.

Response:   This Fund has two contractual expense cap agreements in place. The first relates to Class I and Class R6 shares specifically as described in relevant footnote. The second relates to limiting the transfer agency expenses for all share classes as described in the relevant footnote.

Comment 2:   In the “Principal Investment Strategies” section, you state that “The Fund invests mainly in stocks of large capitalization U.S. companies…..”. What is meant by “mainly”? Does it mean “primarily”?

Response:   We have revised our disclosure to state that: “The Fund invests primarily in stocks of large capitalization U.S. companies…”

Comment 3:   In the “Market Capitalization Risk” tile, please explain why the disclosure addresses the risks associated with investing in small- and mid-cap companies if the Fund mainly invests in large-cap companies.

Response:   The Fund may still invest in small- and mid-cap companies, and the Market Capitalization Risk tile is meant to address the risks associated with those investments as well as investments in large-cap companies.

Comment 4:   In the “Past Performance” section, please clarify if Class A shares were acquired in Keystone Large Cap Growth Fund merger like Class I.

Response:   We have made the requested clarification.

Comment 5:   In the “Past Performance” section, it appears there were multiple subadvisors prior to March 5, 2021. Please revise as appropriate (e.g., prior subadvisors and predecessor to the Fund).

Response:   We have made the requested clarification.

MainStay WMC Small Companies Fund

Comment 1:   Please explain why some share classes show 0.00% in the Waiver/Reimbursement line.

Response:   This line item pertains to the cap on transfer agency expenses described in the footnotes. This cap is applied on a class-by-class basis.

Comment 2:   Please confirm whether investments in depositary receipts are part of the Fund’s principal investment strategies. If so, please reflect in the principal investment strategies section and add a corresponding principal risk factor.

Response:   The Fund does not invest in depositary receipts as part of its principal investment strategy.

Comment 3:   Revise the following statement to be more “plain English”.

The Subadvisor employs a traditional, bottom-up fundamental research approach to identify securities with potential positive inflections in business fundamentals that the Subadvisor believes have the most potential to appreciate, while seeking to limit exposure to risk.

Response:   We have revised the disclosure to read as follows:

The Subadvisor employs a bottom-up fundamental research approach to identify companies with potential positive changes in their business that the Subadvisor believes may lead to outperformance, while seeking to limit exposure to risk.

Comment 4:   Please add a risk factor to describe the risks associated with investments in micro-cap stocks.

Response:   We have made the requested revision.

MainStay WMC Value Fund

Comment 1:   Explain why there are fee waivers/reimbursements amounts shown for some of the other classes when the contractual expense cap appears to only be for Class I and Class R6.

Response:   This Fund has two contractual expense cap agreements in place. The first relates to Class I and Class R6 shares specifically as described in relevant footnote. The second relates to limiting the transfer agency expenses for all share classes as described in the relevant footnote.

Comment 2:   In the “Principal Investment Strategies” section, indicate that the Fund may invest in American Depositary Receipts.

Response: We have made the requested revision.

Comment 3:   In the section entitled “Principal Investment Strategies”, please include disclosure explaining the criteria for determining the quality of a company.

The Subadvisor employs a “bottom-up” approach to investment research, and seeks to capitalize on investor behavioral biases by investing in companies with an attractive combination of valuation, quality, and capital return, and by taking a long-term view.

Response:   We have made the requested revision.

Comment 4:   Will the Fund invest in Growth Stocks, Convertible Securities and Dividend-Paying Stocks as part of its principal investment strategies?

Response:   The Fund does not invest in these types of securities as part of its principal investment strategy.

Comment 5:   Include a separate risk factor for investing in securities of emerging market country issuers. See ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response:   We have made the requested edit.

MainStay WMC International Research Equity Fund

Comment 1:   Why are you showing waiver amounts for classes other than Class I. This does not match the language in the footnote. Please revise.

Response:   We have revised the footnote accordingly.

Comment 2:   Explain what is meant by “styles” in the following sentence:

      The Subadvisor seeks to develop a portfolio that is generally broadly diversified across issuers, industries, countries, and styles.

Response:   By “style” we mean “investment styles and characteristics”. We have revised the disclosure to reflect this.

Comment 3:   Include a risk factor for “Convertible Securities”.

Response:   We have made the requested edit.

Comment 4:   Add a risk factor regarding investments in Chinese issuers, if applicable.

Response:   We have added risk factor language regarding investments in Chinese issuers.

Comment 5:   Include a risk factor for “Growth Stocks”.

Response:   We have made the requested edit.

Comment 6:   Is including “Liquidity and Valuation Risk” for this Fund correct? Please disclose the types of illiquid securities in which the Fund invests as part of its principal investment strategies.

Response:   We have deleted this risk factor.

Comment 7:   Is the Fund currently focused on any single country? If so, please disclose here and in the principal investment strategies (and add related risks). Also, if Brexit is a principal risk to this Fund, please disclose.

Response:   The Fund is not focused on any single country as part of its principal investment strategy. However, we have added risk factor language regarding Brexit.

Comment 8:   In the “Past Performance” section, it appears there were multiple subadvisors prior to March 5, 2021. Please revise as appropriate (e.g., prior subadvisors and predecessor to the Fund).

Response:   We have made the requested clarification.

MAINSTAY BALANCED FUND

Comment 1:   Please confirm supplementally that if the Fund’s investments in other investment companies are expected to exceed 0.01% of the Fund’s average net assets, it will add the acquired fund fees and expenses row in the fee table.

Response:   We hereby confirm that the acquired fund fees and expenses row will be included as applicable.

Comment 2:   Please confirm supplementally whether the Fund will invest in convertible securities as part of its principal investment strategies. If so, please disclose in the principal investment strategies section and include a corresponding principal risk.

Response:   We hereby confirm that the Fund does not currently invest in convertible securities as part of its principal investment strategies.

Comment 3:   In the section entitled “Principal Investment Strategies”, please include disclosure describing the Fund’s fundamental policy to be a “balanced fund.” Please further disclose in both Items 4 and 9 that this fundamental policy cannot be changed without shareholder approval.

Response:   We have made the requested edit.

Comment 4:   In the section entitled “Principal Investment Strategies”, please include disclosure addressing how the Subadvisor determines a company to be of “high quality.” Please include similar disclosure in the “Equity Investment Process” sub-section.

Response:   We have made the requested edit.

Comment 5:   In the section entitled “Principal Investment Strategies”, please disclose the applicable criteria as to credit quality and duration for the Fund’s investments in debt securities. If the Subadvisor has set the minimum credit quality at investment grade for any fixed income securities, please disclose accordingly.

Response:   We have made the requested edit.

Comment 6:   In the section entitled “Principal Investment Strategies”, please include an example of duration (e.g., a duration of “three” means that a security’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates).

Response:   We have made the requested edit.

Comment 7:   In the section entitled “Principal Risks”, please revise the “Debt Securities Risk” to provide additional detail regarding the impact of the current low interest rate environment.

Response:   We have made the requested edit.

Comment 8:   In the section entitled “Principal Risks”, please update the “Floating Rate Notes and Variable Rate Notes Risk” to address how the expected discontinuation of LIBOR could affect the Fund’s investments.

Response:   We have made the requested edit.

Comment 9:   In the section entitled “Principal Risks”, please confirm whether any updates to the “Liquidity and Valuation Risk” tile are necessary based on the Fund’s principal investment strategies.

Response:   We do not believe that any updates are necessary at this time.

Comment 10:   In the section entitled “Past Performance”, please provide disclosure required by Item 4(b) (Instruction 2(b)) of Form N-1A for an additional index.

Response:   We have made the requested edit.

Statutory Prospectus Comments

Comments Applicable to More than One Fund

Comment 1:   In the section entitled “More About Investment Strategies and Risk”, please consider including a table or other method to designate which risks/strategies apply to which Fund and/or Underlying Fund, and which are principal, for example in the derivatives and market capitalization risks. Alternatively, move the non-principal information into the SAI.

Response:   We have made the requested edit.

Comment 2:   Please confirm supplementally whether the 485(a) filings for which the Registrants have requested acceleration will include other Funds.

Response:   We hereby confirm that no other Funds will be included in such filings.

Comment 3:   For each Fund that presents related performance in the “Know With Whom You Are Investing” section, please confirm supplementally that the Subadvisor has all records necessary to support such performance calculations as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:   We note that the Subadvisor has confirmed that it has all records necessary to support related performance calculations.

Comment 4:   For each Fund that presents related performance in the “Know With Whom You Are Investing” section, please update the below disclosure accordingly.

If the performance had been adjusted to reflect the Fund’s fees and expenses or sales loads, returns would have been lower than those shown.

Response:   We have made the requested edit.

Comment 5:   For each Fund that presents related performance in the “Know With Whom You Are Investing” section, please confirm supplementally whether each Fund is relying on the SEC staff positions contained in the Nicholas-Applegate or Bramwell SEC no-action letters. Please further confirm that each Composite includes all accounts managed by the Subadvisor without regard to a Fund’s portfolio management team.

Response:  We confirm that the Funds presenting related performance in the “Know With Whom You Are Investing” section are relying on the SEC staff position contained in the Nicholas-Applegate SEC no-action letter and that each Composite includes all accounts managed by the Subadvisor without regard to a Fund’s portfolio management team.

Comment 6:   For each Fund that presents related performance in the “Know With Whom You Are Investing” section, please consider removing references and performance figures for all non-primary benchmark indices.

Response:  We respectfully decline to remove such references and performance figures. In accordance with Instruction 2(b) to Item 4 of Form N-1A and Instruction 6 to Item 27(b)(7) of Form N-1A, certain Funds disclose performance figures for additional indexes in the “Past Performance” sections of the prospectus. Given that additional indexes are disclosed in the “Past Performance” sections of the prospectus, the Registrant believes it is appropriate to disclose additional indexes in the “Know With Whom You Are Investing” section to avoid any potential shareholder confusion.

Comment 7:   For each Fund that presents related performance in the “Know With Whom You Are Investing” section, please revise the parenthetical for each benchmark index from “Gross” to “reflects no deduction for fees, expenses, or taxes,” as required by Item 4(b)(2)(iii) of Form N-1A.

Response:   We have made the requested edit.

MainStay WMC International Research Equity Fund

Comment 1:  In the “Know With Whom You Are Investing” section, please include additional disclosure explaining what is meant by the highlighted parenthetical below.

The performance of the Composite is compared against the MSCI All Country World ex-USA Index (both net and gross), the Composite’s and the Fund’s primary benchmark.

Response:   We have made the requested edit.

Comments to the Statement of Additional Information

Comment 1:   A Fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its own concentration policies. Please add disclosure indicating that the Fund and adviser will consider the concentration of these investment companies when determining compliance with the Fund’s concentration policies.

Response:   We have made the requested.

Comment 2:   In the section entitled “Proxy Voting Policies and Procedures”, please disclose, where appropriate, how Wellington will approach relevant ESG proxy issues for their portfolio companies.

Response:   We note that Wellington has confirmed that ESG proxy issues fall under the umbrella of policies and procedures outlined in its Global Proxy Policy and Procedures. The SAI notes that Wellington’s Global Proxy Policy and Procedures are available upon written request.

Comment 3:   In the section entitled “Organizational Documents – MainStay Funds Trust”, please delete the following sentence as this provision is not included in the Trust’s Declaration of Trust:

The Trustees will be entitled to retain counsel or other advisors in considering the merits of the request and shall require an undertaking by the shareholders making such request to reimburse MainStay Funds Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action.

Response:   We have removed this disclosure.

Comment 4:   In the section entitled “Organizational Documents – MainStay Funds Trust”, please revise the disclosure to more specifically reflect the Exclusive Jurisdiction provisions set forth in the Trust’s By-Laws.

Response:   We have made the requested edit.

Comment 5:   Please explain supplementally why the section entitled “Organizational Documents” includes a description of The MainStay Funds in the MainStay Funds Trust’s Registration Statement, and vice versa.

Response:   Similar to many fund complexes, the SAI covers series from both Registrants. Therefore, we include descriptions of each Registrant’s Organizational Documents as required by Form N-1A.

Comment 6:   Please move all disclosure under the “Organizational Documents” section to the Prospectus.

Response:   We respectfully decline to move the “Organizational Documents” section to the Prospectus. We believe the placement of this disclosure in the SAI is appropriate and consistent with the requirements of Form N-1A. We are unaware of any specific requirement of Form N-1A that would require disclosure of this information, and the placement of this additional disclosure in the SAI is consistent with General Instruction C.3(b) to Form N-1A.

Part C Comments

Comment 1:   Please ensure that each Registrant’s Part C includes the following heading: Part C – OTHER INFORMATION.”

Response:   We hereby confirm that such heading will be included in each Registrant’s Part C.

Comment 2:   Please hyperlink exhibits a.1-a.4 in Item 28 for The MainStay Funds. Please also include the current Declaration of Trust and By-laws for The MainStay Funds. Finally, please ensure that all hyperlinks take a user directly to the exhibit in question rather than to elsewhere in the filing.

Response:   We note that The MainStay Funds’ Declaration of Trust, as amended and restated August 19, 2016, was previously included as exhibit a.32 to the Registration Statement and hyperlinked in accordance with the requirements under Regulation S-K. We have adjusted the exhibit list to make this exhibit more prominent. Similarly, the By-laws were previously included as exhibit B.

With regard to exhibits a.1-a.4, we note that in the Adopting Release for the amendments to exhibit requirements under Item 601 of Regulation S-K, the SEC Staff noted that, “[w]e are not amending the final rules to require registrants to refile electronically any documents in paper, including organizational documents.” Although, we believe that our current presentation of exhibits a.1-a.4 is consistent with the requirements under Regulation S-K, we have updated Part C based on exhibit a.32.

With regard to hyperlinking to the correct exhibit, that is not possible for our filings prior to 2001. The EDGAR system does not provide links to exhibits in our filings prior to that date. However, our current exhibit list clearly indicates the exhibit number (in the source filing) of the document in question. We believe that exhibits filed in 2001 and after are hyperlinked correctly.

Comment 3:   Please confirm that exhibit d.2(f) for The MainStay Funds and exhibit d.10 for MainStay Funds Trust correctly reference the agreement with the Subadvisor.

Response:   We confirm that these exhibits correctly reference the agreement.

Comment 4:   Please include the Consent of Independent Registered Public Accounting Firm as an exhibit to each 485(b) filing.

Response:   We hereby confirm that all necessary consents will be included as an exhibit to each 485(b) filing.

Comment 5:   Please confirm that exhibit p.6 for The MainStay Funds and exhibit p.7 for MainStay Funds Trust is the Code of Ethics applicable to each Fund.

Response:   We hereby confirm that the above-referenced Code of Ethics is applicable to Wellington Management Company LLC, a Subadvisor to the Funds.

Please contact the undersigned at 201-685-6221 should you have any questions regarding this matter. In the undersigned’s absence, please contact Brian McGrady at 201-744-3598.

Sincerely,

/s/ Thomas C. Humbert Jr.
Thomas C. Humbert, Jr.
Assistant Secretary